Exhibit 99.1

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

February 13, 2026

To Whom It May Concern,

Company name: giftee Inc.

Representative: Mutsumi Ota, Representative Director

(Code: 4449; Tokyo Stock Exchange Prime Section)

Contact: Yoshikazu Fujita, Director and CFO

TEL: (+81-3-6303-9318)

Notice Regarding Transition to a Holding Company Structure Through a Sole Share Transfer

At a meeting of its Board of Directors held today, giftee, Inc. (the “Company”) resolved to establish a pure holding company (a wholly owning parent company), giftee Group, Inc. (the “Holding Company”), through a sole share transfer (the “Share Transfer”), with an effective date of July 1, 2026 (planned), subject to the completion of prescribed procedures, including approval at the Company’s Annual General Meeting of Shareholders scheduled to be held on March 30, 2026. Accordingly, the Company hereby announces this decision as set forth below.

As a result of the Share Transfer, the Company will become a wholly owned subsidiary of the Holding Company, and the Company’s common stock (the “Company Shares”) will be delisted. The Holding Company, however, plans to apply for listing on the Prime Market of the Tokyo Stock Exchange.

As the Share Transfer is a sole share transfer conducted by the Company, which is a listed company, certain disclosure items and details have been partially omitted.

1.	Background and Purpose of the Transition to a Holding Company Structure Through a Sole Share Transfer

(1) Background of the Holding Company Structure

Under its corporate vision of “providing services that foster various connections among people, companies, and communities through e-gifts,” the Company operates an e-gift platform business that provides end-to-end services, from the issuance to the distribution of e-gifts, both domestically and internationally.

As part of its growth strategy, the Company has positioned the “expansion of the e-gift platform” and “geographic horizontal expansion” as key pillars, and has strengthened and accelerated the execution of this strategy through agile M&A.

Meanwhile, with the expansion of business domains and geographic reach, the need has increased for: ① more sophisticated investment decision-making and allocation of management resources; ② enhanced group management, including post-merger integration (PMI); and ③ improved group governance, including risk management and internal controls

In light of these circumstances, the Company has determined that, in order to further ensure medium- to long-term enhancement of corporate value and sustainable growth for the Group, it is optimal to transition to a group management structure centered on a holding company by separating management oversight functions from business execution functions.

(2) Purpose of the Holding Company Structure

Following the transition to a holding company structure, the Holding Company will, from the perspective of group-wide optimization, be responsible for: ① formulating business portfolio strategies and determining and managing capital allocation; ②formulating group growth strategies, including M&A and new business initiatives, and promoting investment and growth measures based on such strategies; and ③ enhancing group-wide risk management, compliance, and internal controls, thereby realizing group management that balances growth speed with management discipline.

At the same time, each operating company will pursue autonomous management in accordance with its respective business characteristics and growth stage, and will seek to strengthen competitiveness through swift decision-making and flexible execution of measures in response to changes in the external environment.

Through these initiatives, the Group aims to balance agility in growth investments with investment discipline, further strengthen group governance, and achieve sustainable enhancement of corporate value across the Group.

2.	Procedures for Transition to a Holding Company Structure

The Company plans to implement the transition to a holding company structure through the following procedures.

(1) Step 1: Establishment of the Holding Company Through a Sole Share Transfer

By establishing the Holding Company through the Share Transfer with an effective date of July 1, 2026, the Company will become a wholly owned subsidiary of the Holding Company.

(2) Step 2: Reorganization of Group Companies Following the Establishment of the Holding Company

Following the effective date of the Share Transfer, and in order to complete the transition to the holding company structure, the Company plans to reorganize its subsidiaries so that they are held directly by the Holding Company. The specific details and timing of such reorganization will be announced once determined.

3.	Summary of the Share Transfer

(1) Schedule of the Share Transfer

Board of Directors’ Approval of the Share Transfer Plan	February 13, 2026

Record Date for the Annual General Meeting of Shareholders	December 31, 2025

Annual General Meeting of Shareholders for Approval of the Share Transfer Plan	March 30, 2026 (planned)

Delisting Date of the Company’s Shares	June 29, 2026 (planned)

Registration Date of the Holding Company (Effective Date)	July 1, 2026 (planned)

Listing Date of the Holding Company	July 1, 2026 (planned)

The schedule may be subject to change due to procedural requirements related to the Share Transfer or other reasons.

(2) Method of the Share Transfer

This Share Transfer is a sole share transfer in which the Company becomes the wholly owned subsidiary, and the Holding Company becomes the wholly owning parent company.

(3) Details of the Share Allocation Related to the Share Transfer (Share Transfer Ratio)

	giftee Group Co., Ltd. (Wholly-owning parent company)	giftee Co., Ltd. (Wholly-owned subsidiary)
Share Transfer Ratio	1	1

①	Share Transfer Ratio

Immediately prior to the time at which the Holding Company acquires all issued shares of the Company through the Share Transfer, each shareholder of the Company will be allocated and issued one share of common stock of the Holding Company for each share of common stock of the Company held.

②	Trading Unit

The Holding Company will adopt a unit share system, under which one trading unit will consist of 100 shares.

③	Basis for Determination of the Share Transfer Ratio

As this Share Transfer involves the establishment of a single wholly owning parent company through a sole share transfer by the Company, and there will be no change in shareholder composition at the time of the Share Transfer, the share transfer ratio has been determined on a one-for-one basis, with the primary objective of avoiding any disadvantage or confusion for shareholders. Accordingly, one share of common stock of the Holding Company will be allocated for each share of common stock of the Company held by shareholders.

④	Results, Method, and Basis of Valuation by a Third-Party Valuation Institution

For the reasons stated in ③ above, no valuation has been conducted by a third-party valuation institution.

⑤	Number of New Shares to Be Issued in the Share Transfer (Planned)

29,827,502 shares of common stock (planned)

If the total number of issued shares of the Company changes prior to the effective date of the Share Transfer, the number of new shares to be issued by the Holding Company will change accordingly.

(4) Treatment of Stock Options and Bonds With Stock Acquisition Rights in Connection With the Organizational Restructuring

With respect to stock options issued by the Company, the Holding Company intends to issue and allocate to holders of the Company’s stock options stock options of the Holding Company with equivalent terms and the same number, in exchange for the Company’s stock options held by such option holders.

The Company has not issued any bonds with stock acquisition rights; therefore, this item does not apply.

(5) Matters Relating to the Listing Application of the Holding Company

The Company plans to apply for a new listing (technical listing) of the shares of the newly established Holding Company on the Prime Market of the Tokyo Stock Exchange, with the listing date scheduled for July 1, 2026. In addition, as the Company will become a wholly owned subsidiary of the Holding Company as a result of the Share Transfer, the Company’s shares are expected to be delisted from the Prime Market of the Tokyo Stock Exchange on June 29, 2026, prior to the listing of the Holding Company.

Please note that the delisting date is determined in accordance with the rules of the Tokyo Stock Exchange and may be subject to change.

4.	Overview of the Parties to the Share Transfer

(As of December 31, 2025)

(1)	Name	giftee, Inc.

(2)	Head Office Location	2-10-2 Higashi-Gotanda, Shinagawa-ku, Tokyo

(3)	Title and Name of Representative(s)	Representative Director: Mutsumi Ota Representative Director: Tatsuya Suzuki

(4)	Business Description	e-gift platform business

(5)	Capital	¥3,286 million

(6)	Date of Establishment	August 10, 2010

(7)	Number of Issued Shares	29,777,502 shares

(8)	Fiscal Year End	December 31

(9)	Major Shareholders and Shareholding Ratios	Mutsumi Ota		17.35%
		Japan Trustee Services Bank, Ltd. (Trust Account)		8.94%
		The Japan Custody Bank, Ltd. (Trust Account)		6.63%
		Yuma Umeda		5.74%
		Fumitaka Yanase		4.58%
		Tatsuya Suzuki		4.49%
		BNY GCM Client Account JPRD AC ISG (FE-AC)		3.73%
		Goldman Sachs International		3.47%
		JCB Co., Ltd.		3.19%
		Rakuten Securities, Inc. (Joint Account)		1.72%

(10)	Operating Results and Financial Position for the Past Three Years

	Fiscal Year End	(Unit: million yen)
		FY12/23	FY12/24	FY12/25

	Consolidated Net Assets	8,305	8,282	9,272

	Consolidated Total Assets	22,164	41,185	44,706

	Net Assets per Share (Consolidated) (¥)	271.20	257.61	284.49

	Consolidated Net Sales	7,226	9,554	14,149

	Consolidated Operating Profit	1,267	1,743	2,603

	Consolidated Ordinary Profit	1,239	1,579	2,208

	Net Profit Attributable to Owners of the Parent	129	∆510	935

	Net Profit per Share (Consolidated) (¥)	4.43	∆17.33	31.51

	Dividend per Share (¥)	—	10	13

5.	Overview of the Newly Established Company Through the Share Transfer (Wholly Owning Parent Company / Holding Company) (Planned)

(1)	Name	giftee Group, Inc.

(2)	Head Office Location	2-10-2 Higashi-Gotanda, Shinagawa-ku, Tokyo

(3)	Directors and Auditors

Representative Director: Mutsumi Ota

Representative Director: Tatsuya Suzuki

Director: Yoshikazu Fujita

Outside Director: Kenichiro Senoh

Outside Director: Shin Nakajima

Outside Director: Miwako Iyoku

Outside Corporate Auditor: Daizo Kugi

Outside Corporate Auditor: Yoshihiro Akimoto

Outside Corporate Auditor: Kazuhiro Ueno

(4)	Business Description	Management and administration of group companies, and related or ancillary operations

(5)	Capital	20 million yen

(6)	Fiscal Year End	December 31

6.	Management Structure of giftee, Inc. (the “Operating Company giftee”) After the Effective Date (Planned)

Following the effective date of the share transfer (scheduled for July 1, 2026), the Company will become a wholly owned subsidiary of the Holding company. The management structure of the Operating Company giftee after the effective date is planned as set forth below.

Management Structure of the Operating Company giftee After the Effective Date (Planned)

Representative Director:	Taiki Shinozuka (Newly appointed)

Director:	Yoshikazu Fujita (currently Director of the Company)

Director (Non-executive):	Shin Nakajima (currently Outside Director of the Company)

Corporate Auditor (Part-time):	Daizo Kugi (currently Outside Corporate Auditor of the Company)

The appointment of the above officers is scheduled to be formally resolved at the shareholders’ meeting and the meeting of the board of directors to be held on or after the effective date.

7.	Overview of Accounting Treatment

As the Share Transfer constitutes a transaction under common control for accounting purposes, there will be no impact on profit or loss. In addition, no goodwill is expected to arise as a result of the Share Transfer.

8.	Future Outlook

As a result of the Share Transfer, the Company will become a wholly owned subsidiary of the Holding Company. Accordingly, the Company’s operating results will be reflected in the consolidated financial results of the Holding Company, which will be the wholly owning parent company established through the Share Transfer. The impact of the Share Transfer on earnings is expected to be minimal.

End